UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Report No. 2)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

On August 28, 2023, IceCure Medical Ltd. (the “Company”) announced the hiring of Mr. Shad Good, to serve as Vice President of Sales for North America, effective on September 19, 2023.

Mr. Good, 45, was VP of Sales at UV-Concepts Inc from April 2022 to August 2023. From June 2017 to March 2022, Mr. Good was Senior Director of Sales, U.S., at Devicor Medical Products, Inc. (Mammotome), an operating company of Dahaner Corporation, where he led sales for the company’s minimally invasive breast biopsy systems and built a sales organization for the successful launch of an emerging technology, a wire-free device for lumpectomies. Mr. Good holds a B.A. in Marketing from Miami University of Ohio.

Mr. Good will be employed by the Company pursuant to an employment agreement with the Company and, in connection with Mr. Good’s appointment, the Company expects to enter into its standard indemnification agreement with Mr. Good, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Good is not a party to any transactions that are disclosable under Item 404 of Regulation S-K.

The Company’s press release dated August 28, 2023, announcing Mr. Good’s appointment is attached hereto as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K (the “Report”)  is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, and 333-262620), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release titled: “IceCure Medical Takes Next Major Initiative as it Prepares to Accelerate the Commercialization of ProSense in U.S. and Canada: Appoints VP of Sales North America.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: August 28, 2023	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

2